Subject: Intentionalist's equity crowdfunding round is live!

Hi

The time has come - Intentionalist has been preparing to raise from our community on the equity crowdfunding platform Wefunder, and as of a few minutes ago, our raise has officially launched.

Our goal for the overall raise is $1M (the first Wefunder milestone is $250K) and before we share the news more broadly, I'm reaching out directly to close friends and longtime supporters. I hope that people like you who have been a part of our journey over the years will help us generate the momentum we need to reach our goal.

Click here to learn more and invest in Intentionalist.

Note: Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to convert your reservation into an investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers, and community. Equity crowdfunding provides the opportunity for people who share our vision - from all backgrounds, at all income levels - to become a stakeholder in the company.

The time for Intentionalist to scale is now. Through our growth over the past three years, we have demonstrated that we are a trusted resource and partner for consumers, small business owners, companies, and community based organizations who care about the diverse small businesses at the heart of our communities.

I am truly grateful for your support these past few years, and am so excited to invite you to invest in Intentionalist's vision of a world where we all #SpendLikeItMatters.

#BeIntentional,
Laura

P.S. Looking forward to *seeing* you at the Female Founders Alliance summit!

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.